SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

CIM Commercial Trust Corporation
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

125525584
(CUSIP Number)

Greg Morillo
c/o Lionbridge Capital I LP
600 Madison Avenue, 24th Floor
New York, New York 10022
(212) 300-8003
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a Copy to:

Robert E. Robotti Robotti & Company, Incorporated One Grand Central Place 60 East 42nd Street, Suite 3100 New York, NY 10165-0057 (212) 986-4800	Michael L. Ashner Winthrop Realty Partners, L.P. Two Liberty Square 9th Floor Boston, MA 02109 617-570-4600

June 7, 2021
(Date of Event Which Requires Filing This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f), or Rule 13d-1(g), check the following box. [  ]

2 of 30
CUSIP No.:  125525584

1.	Name of Reporting Persons Lionbridge Capital I, LP*
2.	Check the appropriate box if a member of a group (see instructions) (a) [X] (b) [ ]
3.	SEC use only
4.	Source of Funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ____
6.	Citizen or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 183,339
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 183,339
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 183,339
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) [ ]
13.	Percent of Class Represented by amount in Row (11) 1.23%
14.	Type of Reporting Person PN
* The information relating to the Shares disclosed in this Statement is as of June 7, 2021, and is based on 14,847,742 Shares outstanding as of May 6, 2021, with percentages calculated in accordance with the requirements of Rule 13d-3 under the Act.  See Item 5 for details.

3 of 30
CUSIP No.:  125525584

1.	Name of Reporting Persons Lionbridge Capital, LP*
2.	Check the appropriate box if a member of a group (see instructions) (a) [X] (b) [ ]
3.	SEC use only
4.	Source of Funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ____
6.	Citizen or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 60,761
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 60,761
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 60,761
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) [ ]
13.	Percent of Class Represented by amount in Row (11) Less than 1%
14.	Type of Reporting Person PN
* The information relating to the Shares disclosed in this Statement is as of June 7, 2021, and is based on 14,847,742 Shares outstanding as of May 6, 2021, with percentages calculated in accordance with the requirements of Rule 13d-3 under the Act.  See Item 5 for details.

4 of 30
CUSIP No.:  125525584

1.	Name of Reporting Persons Lionbridge Capital GP, LLC*
2.	Check the appropriate box if a member of a group (see instructions) (a) [X] (b) [ ]
3.	SEC use only
4.	Source of Funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ____
6.	Citizen or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 183,339
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 183,339
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 183,339
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) [ ]
13.	Percent of Class Represented by amount in Row (11) 1.23%
14.	Type of Reporting Person OO
* The information relating to the Shares disclosed in this Statement is as of June 7, 2021, and is based on 14,847,742 Shares outstanding as of May 6, 2021, with percentages calculated in accordance with the requirements of Rule 13d-3 under the Act.  See Item 5 for details.

5 of 30
CUSIP No.:  125525584

1.	Name of Reporting Persons Lionbridge GP, LLC*
2.	Check the appropriate box if a member of a group (see instructions) (a) [X] (b) [ ]
3.	SEC use only
4.	Source of Funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ____
6.	Citizen or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 60,761
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 60,761
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 60,761
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) [ ]
13.	Percent of Class Represented by amount in Row (11) Less than 1%
14.	Type of Reporting Person OO
* The information relating to the Shares disclosed in this Statement is as of June 7, 2021, and is based on 14,847,742 Shares outstanding as of May 6, 2021, with percentages calculated in accordance with the requirements of Rule 13d-3 under the Act.  See Item 5 for details.

6 of 30
CUSIP No.:  125525584

1.	Name of Reporting Persons Lionbridge Asset Management, LLC*
2.	Check the appropriate box if a member of a group (see instructions) (a) [X] (b) [ ]
3.	SEC use only
4.	Source of Funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ____
6.	Citizen or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 244,100
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 244,100
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 244,100
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) [ ]
13.	Percent of Class Represented by amount in Row (11) 1.64%
14.	Type of Reporting Person OO
* The information relating to the Shares disclosed in this Statement is as of June 7, 2021, and is based on 14,847,742 Shares outstanding as of May 6, 2021, with percentages calculated in accordance with the requirements of Rule 13d-3 under the Act.  See Item 5 for details.

7 of 30
CUSIP No.:  125525584

1.	Name of Reporting Persons Greg Morillo*
2.	Check the appropriate box if a member of a group (see instructions) (a) [X] (b) [ ]
3.	SEC use only
4.	Source of Funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ____
6.	Citizen or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 244,100
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 244,100
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 244,100
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) [ ]
13.	Percent of Class Represented by amount in Row (11) 1.64%
14.	Type of Reporting Person IN, HC
* The information relating to the Shares disclosed in this Statement is as of June 7, 2021, and is based on 14,847,742 Shares outstanding as of May 6, 2021, with percentages calculated in accordance with the requirements of Rule 13d-3 under the Act.  See Item 5 for details.

8 of 30
CUSIP No.:  125525584

1.	Name of Reporting Persons The Ravenswood Investment Company L.P.*
2.	Check the appropriate box if a member of a group (see instructions) (a) [X] (b) [ ]
3.	SEC use only
4.	Source of Funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ____
6.	Citizen or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 293,415
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 293,415
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 293,415
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) [ ]
13.	Percent of Class Represented by amount in Row (11) 1.98%
14.	Type of Reporting Person PN
* The information relating to the Shares disclosed in this Statement is as of June 7, 2021, and is based on 14,847,742 Shares outstanding as of May 6, 2021, with percentages calculated in accordance with the requirements of Rule 13d-3 under the Act.  See Item 5 for details.

9 of 30
1.	Name of Reporting Persons Ravenswood Investments III, L.P.*
2.	Check the appropriate box if a member of a group (see instructions) (a) [X] (b) [ ]
3.	SEC use only
4.	Source of Funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ____
6.	Citizen or Place of Organization New York
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 174,135
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 174,135
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 174,135
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) [ ]
13.	Percent of Class Represented by amount in Row (11) 1.17%
14.	Type of Reporting Person PN
* The information relating to the Shares disclosed in this Statement is as of June 7, 2021, and is based on 14,847,742 Shares outstanding as of May 6, 2021, with percentages calculated in accordance with the requirements of Rule 13d-3 under the Act.  See Item 5 for details.

10 of 30
CUSIP No.:  125525584

1.	Name of Reporting Persons Ravenswood Management Company, LLC*
2.	Check the appropriate box if a member of a group (see instructions) (a) [X] (b) [ ]
3.	SEC use only
4.	Source of Funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ____
6.	Citizen or Place of Organization New York
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 467,550
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 467,550
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 467,550
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) [ ]
13.	Percent of Class Represented by amount in Row (11) 3.15%
14.	Type of Reporting Person HC
* The information relating to the Shares disclosed in this Statement is as of June 7, 2021, and is based on 14,847,742 Shares outstanding as of May 6, 2021, with percentages calculated in accordance with the requirements of Rule 13d-3 under the Act.  See Item 5 for details.

11 of 30
CUSIP No.:  125525584

1.	Name of Reporting Persons Robotti & Company Advisors, LLC*
2.	Check the appropriate box if a member of a group (see instructions) (a) [X] (b) [ ]
3.	SEC use only
4.	Source of Funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ____
6.	Citizen or Place of Organization New York
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 467,550
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 467,550
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 467,550
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) [ ]
13.	Percent of Class Represented by amount in Row (11) 3.15%
14.	Type of Reporting Person IA, OO
* The information relating to the Shares disclosed in this Statement is as of June 7, 2021, and is based on 14,847,742 Shares outstanding as of May 6, 2021, with percentages calculated in accordance with the requirements of Rule 13d-3 under the Act.  See Item 5 for details.

12 of 30
CUSIP No.:  125525584

1.	Name of Reporting Persons Robotti & Company, Incorporated*
2.	Check the appropriate box if a member of a group (see instructions) (a) [X] (b) [ ]
3.	SEC use only
4.	Source of Funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ____
6.	Citizen or Place of Organization New York
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 467,550
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 467,550
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 467,550
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) [ ]
13.	Percent of Class Represented by amount in Row (11) 3.15%
14.	Type of Reporting Person HC, OO
* The information relating to the Shares disclosed in this Statement is as of June 7, 2021, and is based on 14,847,742 Shares outstanding as of May 6, 2021, with percentages calculated in accordance with the requirements of Rule 13d-3 under the Act.  See Item 5 for details.

13 of 30
CUSIP No.:  125525584

1.	Name of Reporting Persons Robert E. Robotti*
2.	Check the appropriate box if a member of a group (see instructions) (a) [X] (b) [ ]
3.	SEC use only
4.	Source of Funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ____
6.	Citizen or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 467,550
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 467,550
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 467,550
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) [ ]
13.	Percent of Class Represented by amount in Row (11) 3.15%
14.	Type of Reporting Person IN, HC
* The information relating to the Shares disclosed in this Statement is as of June 7, 2021, and is based on 14,847,742 Shares outstanding as of May 6, 2021, with percentages calculated in accordance with the requirements of Rule 13d-3 under the Act.  See Item 5 for details.

14 of 30
CUSIP No.:  125525584
1.	Name of Reporting Persons Thomas D. Ferguson*
2.	Check the appropriate box if a member of a group (see instructions) (a) [X] (b) [ ]
3.	SEC use only
4.	Source of Funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ____
6.	Citizen or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) [ ]
13.	Percent of Class Represented by amount in Row (11) 0%
14.	Type of Reporting Person IN
* The information relating to the Shares disclosed in this Statement is as of June 7, 2021, and is based on 14,847,742 Shares outstanding as of May 6, 2021, with percentages calculated in accordance with the requirements of Rule 13d-3 under the Act.  See Item 5 for details.

15 of 30
CUSIP No.:  125525584

1.	Name of Reporting Persons Mark C. Gelnaw*
2.	Check the appropriate box if a member of a group (see instructions) (a) [X] (b) [ ]
3.	SEC use only
4.	Source of Funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ____
6.	Citizen or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) [ ]
13.	Percent of Class Represented by amount in Row (11) 0%
14.	Type of Reporting Person IN
* The information relating to the Shares disclosed in this Statement is as of June 7, 2021, and is based on 14,847,742 Shares outstanding as of May 6, 2021, with percentages calculated in accordance with the requirements of Rule 13d-3 under the Act.  See Item 5 for details.

16 of 30
CUSIP No.:  125525584

1.	Name of Reporting Persons Raymond V. Marino II*
2.	Check the appropriate box if a member of a group (see instructions) (a) [X] (b) [ ]
3.	SEC use only
4.	Source of Funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ____
6.	Citizen or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) [ ]
13.	Percent of Class Represented by amount in Row (11) 0%
14.	Type of Reporting Person IN
* The information relating to the Shares disclosed in this Statement is as of June 7, 2021, and is based on 14,847,742 Shares outstanding as of May 6, 2021, with percentages calculated in accordance with the requirements of Rule 13d-3 under the Act.  See Item 5 for details.

17 of 30
CUSIP No.:  125525584

1.	Name of Reporting Persons John S. Moran*
2.	Check the appropriate box if a member of a group (see instructions) (a) [X] (b) [ ]
3.	SEC use only
4.	Source of Funds (see instructions) PF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ____
6.	Citizen or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 35,859
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 35,859
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 35,859
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) [ ]
13.	Percent of Class Represented by amount in Row (11) Less than 1%
14.	Type of Reporting Person IN
* The information relating to the Shares disclosed in this Statement is as of June 7, 2021, and is based on 14,847,742 Shares outstanding as of May 6, 2021, with percentages calculated in accordance with the requirements of Rule 13d-3 under the Act.  See Item 5 for details.

18 of 30
CUSIP No.:  125525584

1.	Name of Reporting Persons Winthrop Realty Partners, L.P.*
2.	Check the appropriate box if a member of a group (see instructions) (a) [X] (b) [ ]
3.	SEC use only
4.	Source of Funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ____
6.	Citizen or Place of Organization Maryland
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 148,976
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 148,976
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 148,976
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) [ ]
13.	Percent of Class Represented by amount in Row (11) 1%
14.	Type of Reporting Person PN
* The information relating to the Shares disclosed in this Statement is as of June 7, 2021, and is based on 14,847,742 Shares outstanding as of May 6, 2021, with percentages calculated in accordance with the requirements of Rule 13d-3 under the Act.  See Item 5 for details.

19 of 30
CUSIP No.:  125525584

1.	Name of Reporting Persons Winthrop Strategic Real Estate Fund L.P.*
2.	Check the appropriate box if a member of a group (see instructions) (a) [X] (b) [ ]
3.	SEC use only
4.	Source of Funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ____
6.	Citizen or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 100
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 100
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 100
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) [ ]
13.	Percent of Class Represented by amount in Row (11) Less than 1%
14.	Type of Reporting Person PN
* The information relating to the Shares disclosed in this Statement is as of June 7, 2021, and is based on 14,847,742 Shares outstanding as of May 6, 2021, with percentages calculated in accordance with the requirements of Rule 13d-3 under the Act.  See Item 5 for details.

20 of 30
CUSIP No.:  125525584

1.	Name of Reporting Persons Winthrop Strategic Real Estate Fund GP LLC*
2.	Check the appropriate box if a member of a group (see instructions) (a) [X] (b) [ ]
3.	SEC use only
4.	Source of Funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ____
6.	Citizen or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 100
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 100
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 100
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) [ ]
13.	Percent of Class Represented by amount in Row (11) Less than 1%
14.	Type of Reporting Person PN
* The information relating to the Shares disclosed in this Statement is as of June 7, 2021, and is based on 14,847,742 Shares outstanding as of May 6, 2021, with percentages calculated in accordance with the requirements of Rule 13d-3 under the Act.  See Item 5 for details.

21 of 30
CUSIP No.:  125525584

1.	Name of Reporting Persons Winthrop Debt Partners LLC*
2.	Check the appropriate box if a member of a group (see instructions) (a) [X] (b) [ ]
3.	SEC use only
4.	Source of Funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ____
6.	Citizen or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 100
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 100
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 100
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) [ ]
13.	Percent of Class Represented by amount in Row (11) Less than 1%
14.	Type of Reporting Person PN
* The information relating to the Shares disclosed in this Statement is as of June 7, 2021, and is based on 14,847,742 Shares outstanding as of May 6, 2021, with percentages calculated in accordance with the requirements of Rule 13d-3 under the Act.  See Item 5 for details.

22 of 30
CUSIP No.:  125525584

1.	Name of Reporting Persons Michael L. Ashner*
2.	Check the appropriate box if a member of a group (see instructions) (a) [X] (b) [ ]
3.	SEC use only
4.	Source of Funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) X
6.	Citizen or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 149,076
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 149,075
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 149,076
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) [ ]
13.	Percent of Class Represented by amount in Row (11) 1%
14.	Type of Reporting Person IN
* The information relating to the Shares disclosed in this Statement is as of June 7, 2021, and is based on 14,847,742 Shares outstanding as of May 6, 2021, with percentages calculated in accordance with the requirements of Rule 13d-3 under the Act.  See Item 5 for details.

23 of 30
CUSIP No.:  125525584
Explanatory Note
This filing is being made to add Winthrop Strategic Real Estate Fund, L.P., Winthrop Strategic Real Estate Fund GP LLC, and Winthrop Debt Partners LLC, as a party to the 13D Group Agreement and update the holding information for Michael L. Ashner.  Except as noted herein, the information for Lionbridge Capital I, LP and its affiliates (collectively, “Lionbridge”) and The Ravenswood Investment Company L.P. and its affiliates (collectively, “Robotti”) is not being updated and remains accurate.  Winthrop Strategic Real Estate Fund, L.P., Winthrop Strategic Real Estate Fund GP LLC and Winthrop Debt Partners LLC are now participants in the solicitation by Lionbridge and Robotti to elect five highly-qualified independent directors to the board of CIM Commercial Trust Corporation.  These parties are deemed to constitute a “group” for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, by virtue of them coordinating their activities with regard to the solicitation.
The portions of the amended and restated Schedule 13D, as filed with the Securities and Exchange Commission on May 27, 2021 (the “Amended and Restated 13D”), that are not supplemented or amended below remain unchanged by the filing of this Amendment No. 2 to the Amended and Restated 13D.  Capitalized terms used but not otherwise defined herein shall have the meanings assigned to such terms in the Amended and Restated 13D.
Robotti Securities, LLC has ceased to be a reporting person, as it no longer beneficially owns any Shares.
Item 2.	Identity and Background
Item 2 of the Amended and Restated 13D is hereby amended to eliminate reference to Robotti Securities LLC and supplemented as set forth below.
Winthrop Strategic Real Estate Fund, L.P., a Delaware limited partnership (“Winthrop Strategic Fund”), is a “Reporting Person” with respect to the Shares directly and beneficially owned by it. Michael L. Ashner is the ultimate control person of Winthrop Strategic Fund.
Winthrop Strategic Real Estate Fund GP LLC, a Delaware limited liability company (“Winthrop Strategic Fund GP”), is the General Partner of Winthrop Strategic Fund and is a “Reporting Person” with respect to the Shares directly and beneficially owned by Winthrop Strategic Fund.  Michael L. Ashner is the ultimate control person of Winthrop Strategic Fund GP.
Winthrop Debt Partners LLC, a Delaware limited liability company (“Winthrop Debt”), is the sole member of Winthrop Strategic Fund GP and is a “Reporting Person” with respect to the Shares directly and beneficially owned by Winthrop Strategic Fund.  Michael L. Ashner is the control person of Winthrop Debt.
The business address of each of Winthrop Strategic Fund, Winthrop Strategic Fund GP and Winthrop Debt is Two Liberty Square, 9th Floor, Boston, Massachusetts 02109.
The principal business of Winthrop Strategic Fund is to invest in real estate related assets.  The principal business of Winthrop Strategic Fund GP is to serve as the general partner of Winthrop Strategic Fund.  The principal business of Winthrop Debt is to hold interests in affiliated entities that invest in real estate related assets.

24 of 30
CUSIP No.:  125525584
None of Winthrop Strategic Fund, Winthrop Strategic Fund GP and Winthrop Debt has, during the last five years, been convicted in a criminal proceeding.
None of Winthrop Strategic Fund, Winthrop Strategic Fund GP and Winthrop Debt has during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and none is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

25 of 30
CUSIP No.:  125525584
Item 3.	Source and Amount of Funds or Other Consideration
Item 3 of the Amended and Restated 13D is hereby amended to eliminate reference to Robotti Securities, LLC and supplemented as set forth below.
The Shares purchased by Winthrop Strategic Fund were purchased with working capital in open market purchases.  The aggregate purchase price of the 100 Shares beneficially owned by Winthrop Strategic Fund is approximately $1,055, including brokerage commissions.
Item 4.	Purpose of Transaction
Item 4 of the Amended and Restated 13D is hereby supplemented as set forth below.
On June 7, 2021, Winthrop Strategic Fund, Winthrop Strategic Fund GP and Winthrop Debt entered into a Joinder Agreement to the Group Agreement, which is attached hereto as Exhibit 99.7 and is incorporated herein by reference.
On June 9, 2021, the Reporting Persons issued a press release, which is attached hereto as Exhibit 99.8 and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.
Item 5 of the Amended and Restated 13D is hereby amended to eliminate reference to Robotti Securities, LLC and supplemented as set forth below.
As of the close of business on June 7, 2021, the aggregate percentage of Shares reported owned by Winthrop, Winthrop Strategic Fund, Winthrop Strategic Fund GP and Winthrop Debt and Mr. Ashner is set forth below, and is based upon 14,847,742 Shares outstanding as of May 6, 2021, which is the total number of Shares reported outstanding in the Issuer’s Quarterly Report on Form 10-Q, filed with the SEC on May 6, 2021.
A.	Winthrop
(a)	Winthrop directly owned 148,976 Shares.
Percentage:  1.00%
(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 148,976

25 of 30
CUSIP No.:  125525584
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 148,976
(c)	Winthrop has not entered into any transactions in securities of the Issuer since the date of the Amended and Restated 13D.
B.	Winthrop Strategic Fund
(a)	Winthrop directly owned 148,976 Shares.
Percentage:  1.00%
(b)	1. Sole power to vote or direct vote: 0

26 of 30
CUSIP No.:  125525584
2. Shared power to vote or direct vote: 148,976
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 148,976
(c)	The transactions in securities of the Issuer by Winthrop during the past 60 days are set forth below.
Where and How Transaction Effected	Amount of Securities Purchased	Price Per Share	Date of Purchase
Open Market Transaction	100	$10.55	06/07/2021

C.	Mr. Ashner
(a)	Mr. Ashner is an individual person who controls Winthrop and may be deemed the beneficial owner of the 149,076 Shares owned by Winthrop and Winthrop Strategic Fund.
(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 149,076
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 149,076
(c)	Mr. Ashner has not entered into any transactions in securities of the Issuer since the date of the Amended and Restated 13D.
	(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
Item 6.		Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Item 6 of the Amended and Restated 13D is hereby supplemented as set forth below.

26 of 30
CUSIP No.:  125525584
On June 7, 2021, Winthrop Strategic Fund, Winthrop Strategic Fund GP and Winthrop Debt entered into a Joinder Agreement to the Group Agreement, which is attached hereto as Exhibit 99.7 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits
Item 7 of the Amended and Restated 13D is hereby amended and restated as set forth below.
Exhibit 99.1	Agreement, dated as of November 20, 2020, by and between Lionbridge Capital and Robotti Advisors - Previously Filed.
Exhibit 99.2	Joint Filing and Solicitation Agreement, dated as of December 31, 2020, by and among each of the Reporting Persons - Previously Filed.

27 of 30
CUSIP No.:  125525584

Exhibit 99.3    Press Release, dated January 13, 2021, and text of referenced letter to the Issuer, dated January 13, 2021 - Previously Filed.
Exhibit 99.4    Form of Indemnification Letter Agreement - Previously Filed.
Exhibit 99.5    13D Group Agreement – Previously Filed.
Exhibit 99.6    Press Release and Letter to Stockholders dated May 25, 2021 – Previously Filed.
Exhibit 99.7    Joinder Agreement to 13D Group Agreement – Filed Herewith.
Exhibit 99.8    Press Release dated June 9, 2021 – Filed Herewith.

28 of 30
CUSIP No.:  125525584

SIGNATURE
After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Date:  June 9, 2021

Lionbridge Capital I LP
By:  Lionbridge Capital GP, LLC, its
General Partner

By:   /s/ Greg Morillo
Name:  Greg Morillo
Title:  Managing Member

Lionbridge Capital LP
By: Lionbridge GP, LLC, its
General Partner

By:  /s/ Greg Morillo
Name:  Greg Morillo
Title:  Managing Member

Lionbridge Capital GP, LLC

By:  /s/ Greg Morillo
Name:  Greg Morillo
Title:  Managing Member

Lionbridge GP, LLC

By:  /s/ Greg Morillo
Name:  Greg Morillo
Title:  Managing Member

Lionbridge Asset Management, LLC

By:  /s/ Greg Morillo
Name:  Greg Morillo
Title:  Managing Member

Ravenswood Management Company, LLC

By: /s/ Robert E. Robotti
Name:  Robert E. Robotti
Title:  Managing Director

The Ravenswood Investment Company L.P.
By:  Ravenswood Management Company, LLC, its General Partner

By: /s/ Robert E. Robotti
Name:  Robert E. Robotti
Title:  Managing Director

Ravenswood Investments III, L.P.
By:  Ravenswood Management Company, LLC, its General Partner

By: /s/ Robert E. Robotti
Name:  Robert E. Robotti
Title:  Managing Director

Robotti & Company Advisors, LLC

By: /s/ Robert E. Robotti
Name:  Robert E. Robotti
Title:  President and Treasurer

Robotti & Company, Incorporated

By: /s/ Robert E. Robotti
Name:  Robert E. Robotti
Title:  President and Treasurer

29 of 30
CUSIP No.:  125525584

Winthrop Realty Partners, L.P.

By:/s/ Michael L. Ashner
Name:  Michael L. Ashner
Title:    Chief Executive Officer

Winthrop Strategic Real Estate Fund, L.P.

By:  Winthrop Strategic Real Estate Fund GP LLC
        General Partner

By: Winthrop Debt Partners LLC
Sole Member

By:/s/ Michael L. Ashner
Name:  Michael L. Ashner
Title:    Chief Executive Officer

Winthrop Strategic Real Estate Fund GP LLC

By: Winthrop Debt Partners LLC
Sole Member

By:/s/ Michael L. Ashner
Name:  Michael L. Ashner
Title:    Chief Executive Officer

Winthrop Debt Partners LLC

By:/s/ Michael L. Ashner
Name:  Michael L. Ashner
Title:    Chief Executive Officer

Individuals:

 /s/ Greg Morillo
Greg Morillo

 /s/ Robert E. Robotti
Robert E. Robotti

 /s/ Thomas D. Ferguson
Thomas D. Ferguson

 /s/ Mark C. Gelnaw
Mark C. Gelnaw

 /s/ Raymond V. Marino II
Raymond V. Marino II

 /s/ John S. Moran
John S. Moran

 /s/Michael L. Ashner
Michael L. Ashner